EXHIBIT 99.1


                      [Letterhead of Eagle Holding Company]


                                 _________, 1998



Shareholders of Eagle Holding Company


Dear Shareholder:

         The Board of Directors of Eagle Holding Company (the "Company") has called a Special Meeting of the shareholders of the Company for a.m., Colorado time, on _______ , 1998, at the Company's offices at 1990 West Tenth Avenue, Broomfield, Colorado. The Board is furnishing the accompanying Proxy Statement/Prospectus to all holders of the Company's Common Stock.

         The purpose of the Special Meeting is to consider and vote upon an Agreement and Plan of Reorganization dated June 3, 1998 among the Company, its wholly-owned subsidiary Eagle Bank (the "Bank"), Zions Bancorporation ("Zions"), Val Cor Bancorporation, Inc. ("Val Cor"), a wholly-owned subsidiary of Zions, and Vectra Bank Colorado, National Association ("Vectra Bank"), Val Cor's wholly-owned subsidiary, an Agreement of Merger between the Company and Val Cor and an Agreement of Merger between the Bank and Vectra Bank (collectively, the "Plan of Reorganization"). If the Plan of Reorganization is approved, and all other conditions are met, the Plan of Reorganization will result in the merger of the Company into Val Cor, with Val Cor being the surviving corporation and the merger of the Bank into Vectra Bank, with Vectra Bank being the surviving national banking association (collectively, the "Reorganization").

         The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of the Company, its shareholders, its employees and the community it serves. The Board of Directors unanimously recommends that the shareholders vote to approve the Plan of Reorganization.

         Upon consummation of the Plan of Reorganiza tion, the Company shareholders will receive up to an aggregate of 230,000 shares of Zions Common Stock in exchange for the outstanding shares of Company Common Stock. The terms and conditions of the Plan of Reorganization are summarized in the accompanying Proxy Statement/Prospectus. See "Plan of Reorganization" in the Proxy Statement/Prospectus.



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Shareholders of Eagle Holding Company
__________, 1998
Page 2




         At the Effective Date (as defined), the shares of Company Common Stock will be canceled and immediately converted into the right for Company shareholders to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration (as defined) of 230,000 shares of Zions Common Stock, no par value ("Zions Common Stock"), subject to downward adjustment if Transaction Expenses (as defined) exceed $65,000, by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization.

         On _______ , 1998, the closing price of Zions Common Stock on the Nasdaq-NMS was $____ per share. On that date there were 33,562 shares of Company Common Stock issued and outstanding. Assuming that the Reorganization had been consummated on that date, and that Transaction Expenses had not exceeded $65,000, shareholders of the Company under such circumstances would have been entitled to receive approximately 6.85 shares of Zions Common Stock for each share of Company Common Stock that they own, or an equivalent market value of approximately $____ per share of Company Common Stock. Because the Merger Consideration represents a variable amount, the precise exchange rate and the precise number of shares of Zions Common Stock that the shareholders of the Company will receive in exchange for each share of Company Common Stock will not be known until the Effective Date.

         The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning the Company, the Bank, Zions, Val Cor and Vectra Bank as well as the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for the shareholders to make a decision about how to vote at the Special Meeting. Please read it carefully.

         Approval of the Plan of Reorganization requires the affirmative vote of a majority of the issued and outstanding shares of the Company's Common Stock. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

         Any holder of Company Common Stock may attend the Special Meeting and vote in person if he or she desires, even if he or she has already submitted a proxy.




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Shareholders of Eagle Holding Company
__________, 1998
Page 3



         Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies, all of which approvals have [NOT YET] been received, and to certain other conditions, including maintenance of the Company's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in the [THIRD] quarter of 1998.

         Instructions describing the procedure for receiving shares of Zions Common Stock are not included with the accompanying Proxy Statement/Prospectus. If the Plan of Reorganization is approved by the shareholders, on or shortly after the Effective Date of the Plan of Reorganization, Zions will send you instructions describing the procedure for exchanging your Eagle Holding Company stock certificate for the Reorganization consideration. Please do not send your certificates to the Company prior to receiving these instructions.




                                             Sincerely,




                                          -------------------------------------
                                          David T. Manley, Jr.
                                          President and Chief Executive Officer